SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement in Relation to Resignation of Director, dated August 24, 2015	A-1

2.1	List of Directors and their Role and Function, dated August 24, 2015	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 25, 2015	By:	/s/ Li Yue

		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

RESIGNATION OF DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that the Company has been notified by its ultimate controlling shareholder, China Mobile Communications Corporation (“CMCC”), on 24 August 2015 that Mr. Shang Bing has been appointed as the Chairman of CMCC and Mr. Xi Guohua would no longer be the Chairman of CMCC.

The Board of the Company further announces that Mr. Xi Guohua has resigned from his positions as an Executive Director and the Chairman of the Company by reason of age with effect from 24 August 2015. Accordingly, Mr. Xi has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contribution of Mr. Xi to the Company with the highest regard and deepest gratitude.

The Company will make further announcement in relation to the proposed changes to the Board as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as and when appropriate.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 24 August 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-1

Exhibit 2.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Mobile Limited are set out below:–

Executive Directors

Mr. LI Yue

(Executive Director & Chief Executive Officer)

Mr. XUE Taohai

(Executive Director, Vice President & Chief Financial Officer)

Mr. SHA Yuejia

(Executive Director & Vice President)

Mr. LIU Aili

(Executive Director & Vice President)

Independent Non-Executive Directors

Dr. LO Ka Shui

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

There are three Board committees. The compositions of the Board committees are set out below:–

Audit Committee

Mr. Frank WONG Kwong Shing (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Remuneration Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Hong Kong, 24 August 2015

B-1